UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-41444

Intelligent Living Application Group Inc.

Unit 2, 5/F, Block A, Profit Industrial Building

1-15 Kwai Fung Crescent, Kwai Chung

New Territories, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

First Half 2026 Unaudited Financial Results

Intelligent Living Application Group Inc. (Nasdaq: ILAG) (the “Company” or “Intelligent Living”), a premium lockset manufacturer and distributor headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2026.

First Half 2026 Financial Highlights

●	Revenues were $2,357,967, an increase of 2.3% from $2,305,265 for the six months ended June 30, 2025.

●	Gross profit was $172,958, a decrease of 29.7% from $246,038 for the six months ended June 30, 2025.

●	Net loss was $1,628,285, a decrease of 69.5% from $5,330,267 for the six months ended June 30, 2025.

●	Loss per basic and fully diluted share was $0.78 compared to loss per basic and fully diluted share of $2.67 for the six months ended June 30, 2025.

Mr. Bong Lau, Chairman and Chief Executive Officer of Intelligent Living, commented, “Despite the heavy and non-directional U.S. tariff increases and the slowdown in the U.S. real estate market since 2025, our revenue for the first half of 2026 increased by approximately 2.3% compared to the same period last year, reflecting only marginal year-over-year growth. Nevertheless, we are seeing early signs that sales are beginning to recover. To drive this improvement, we are actively optimizing our product mix and supply chain, while also expanding our customer base beyond the U.S. market to diversify our revenue streams. However, due to the continued impact on revenue by heavy tariff, the formal release of our smart locks has been temporarily suspended and postponed as a cost-saving measure.”

“Our mission is to make life safer and smarter by designing and producing affordable, high-quality locksets and smart security systems. With our automated product lines and new craftsmanship in manufacturing locksets, we continue to provide our principal market of the US with a large variety of products with different functions, designs and colors. Although our sector has experienced lower-cost entrants, we believe the high quality of our products and our brand recognition over our 40-year history serving the U.S. market well position us to survive in the current down-turn and generate potential future growth” Mr. Lau concluded.

Financial results for the six months ended June 30, 2026 and 2025

Revenues

Revenues from sales of door locksets were $2,357,967 for the six months ended June 30, 2026, an increase of $52,702, or 2.3% from $2,305,265 for the same period last year. The increase was mainly due to an increase in units sold for the six months ended June 30, 2026. Our total products sold were approximately 0.7 million units (including approximately 0.3 million units of spare parts) for the six months ended June 30, 2026 compared to 0.5 million units (including approximately 0.1 million units of spare parts) for the six months ended June 30, 2025.

Cost of Goods Sold

Cost of goods sold was $2,166,357 for the six months ended June 30, 2026 compared to $1,853,878 for the comparable period of 2025. Cost of goods sold was 91.9% and 80.4% of revenues for the six months ended June 30, 2026 and 2025, respectively.

Cost of goods sold includes raw materials (mainly copper, stainless steel, iron and zinc alloy), direct labor (including wages and social security contributions), manufacturing overhead (such as packing materials, direct rental expense and utilities) and taxes. As a small business with limited resources, we lack the ability to hedge our raw materials costs and we monitor raw material price trends to manage our production needs. Rising raw material prices have contributed to the increase in cost of goods sold.

Cost of goods sold – idle capacity

Idle capacity consists of direct production costs in excess of charges allocated to the Company’s finished goods and work in process. Such costs are primarily depreciation of the Company’s electroplating equipment that cannot be attributable to the production. Idle capacity expenses were $18,652 and $205,349 for the six months ended June 30, 2026 and 2025, respectively. Idle capacity expenses decreased substantially, primarily because the electroplating equipment was impaired in December 2025. Following the 2025 impairment of the electroplating equipment, which reduced its carrying value to recoverable amount, depreciation and related holding costs allocated to idle capacity decreased significantly for the six months ended June 30, 2026 compared to the same period in 2025.

Gross Profit

Gross profit for the six months ended June 30, 2026, was $172,958, a decrease of $73,080 or 29.7% from $246,038 in the same period of 2025. The profit margin declined to 7.3% from 10.7%, primarily due to higher costs driven by the appreciation of the Renminbi. As our procurement costs are denominated in Renminbi, the currency appreciation directly increased our operating costs. The margin compression was further exacerbated by competitive pressures and substantial, across-the-board tariff increases imposed by the U.S. since 2025. Margin pressure was also compounded by increasing raw material costs. We are unable to hedge raw material price risks given our limited scale as a small business, and continuous raw material price increases led to higher cost of goods sold.

We believe we can enhance our profit margin as we (i) negotiate for volume rebates that would reduce our cost of raw materials, and (ii) optimize our product mix to focus our marketing efforts on our higher margin products.

Selling and Marketing Expenses

Selling and marketing expenses were $36,986 for the six months ended June 30, 2026, a decrease of $149,798, or 80.2% compared to $186,784 for the comparable period of 2025. The decrease for the six months ended June 30, 2026 compared to the same period of 2025 was due mainly to the absence of marketing research and development expenses related to green products in 2026.

General and Administrative Expenses

General and administrative expenses were $1,654,854 for the six months ended June 30, 2026, a decrease of $3,770,101 or 69.5% compared to $5,424,955 for the comparable period in 2025. This decrease was mainly because there was no share compensation costs in 2026, compared to $1,390,251 for ordinary shares granted to officers and employees and $1,943,297 for Series A Preferred Shares granted to Mr. Bong Lau in 2025. In addition, aggregate professional fees and audit fees declined by $298,122 year-over-year, which also contributed to the reduction in general and administrative expenses.

Finance Costs

Finance costs were $29,896 for the six months ended June 30, 2026, an increase of $6,613 or 28.4% from $23,283 for the same period in 2025. The increase was mainly due to an increase in interest from bank borrowing during the six months ended June 30, 2026. During the six months ended 2026 and 2025, interest expense for bank borrowings was $29,512 and $17,257, respectively.

Provision for Income Taxes

Provision for income tax was $13,470 for the six months ended June 30, 2026, an increase of $1,722 or 14.7% from $11,748 for the same period in 2025.

Our PRC entity in 2026 and 2025 was subject to the statutory PRC enterprise income tax rate of 25.0%. Our subsidiaries in Hong Kong are subject to Hong Kong taxation on income derived from their activities conducted in Hong Kong at a rate of 16.5%.

Net Loss

Net loss was $1,628,285 for the six months ended June 30, 2026, a decrease of $3,701,982 or 69.5% from net loss of $5,330,267 for the same period in 2025.

Liquidity and Capital Resources

We are a holding company incorporated in the Cayman Islands. We conduct our operations primarily through our subsidiaries in Hong Kong and China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, Dongguan Xingfa Hardware Products Co. Ltd. (“Xingfa”), a wholly owned subsidiary of the Company in China, is permitted to pay dividends in accordance with PRC accounting standards and regulations. Under PRC law, Xingfa is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Additionally, Xingfa may allocate a portion of its after-tax profits based on PRC accounting standards to its enterprise expansion fund and staff bonus and welfare funds, at its discretion. Xingfa may also allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior State Administration of Foreign Exchange (“SAFE”) approval as long as certain routine procedural requirements are fulfilled. However, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches.

As indicated in the Company’s consolidated financial statements, the Company reported a net loss of approximately $1.6 million and $5.3 million for the six months ended June 30, 2026 and 2025, respectively. The Company experienced negative operating cash flows of $0.85 million and $1.74 million for six months ended June 30, 2026 and 2025, respectively, and its cash and cash equivalents had declined to $0.17 million as of June 30, 2026. These events raise substantial doubt exists about the Company’s ability to continue as a going concern for a period of one year following the date the financial statements are issued. The Company’s ability to continue as a going concern is dependent on its ability to continue to meet its obligations as they become due, and obtain additional or alternative financing required to fund its working capital requirements.

The Company expects to fund its operations primarily through cash flows from operations and, where necessary, borrowings from related parties or financial institutions. In the event additional funding is required, the Company’s major shareholders have indicated their intent and ability to provide financial support to the Company.

The Company can make no assurances that anticipated performance will be achieved or required financing for operations will be available for the amounts needed. If the Company cannot significantly improve our cash flow from operations or subsequent capital raises are insufficient to bridge financial and liquidity shortfall, there would likely be a material adverse effect on the Company and its unaudited condensed consolidated financial statements.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. These unaudited condensed consolidated financial statements do not include any adjustments related to the recoverability and classification of the recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Our cost structure is relatively fixed and our working capital requirements are generally influenced by our order backlog. We need substantial operating funds to pay for raw materials; maintain an appropriate level of work-in-process inventory; and keep the production facility open. To support our working capital needs, we maintain following banking facilities as of June 30, 2026:

●	On May 14, 2021, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from May 14, 2021 to May 13, 2029, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 1.0 million (approximately $0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 14, 2021.

●	On October 8, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 1.0 million (approximately $0.1 million) for working capital purposes, with the term from November 25, 2020 to November 24, 2028, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 1.0 million ($0.1 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing December 25, 2020.

●	On April 28, 2020, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited for the maximum amount of HKD 4.0 million (approximately $0.5 million) for working capital purposes, with the term from May 18, 2020 to May 17, 2028, bearing interest at 2.75%. Under the facilities, the Company borrowed HKD 4.0 million ($0.5 million), which is repayable in 96 equal monthly installments of principal and interest thereon, commencing June 18, 2020.

●	On November 3, 2017, the Company obtained banking facilities from the Bank of China (Hong Kong) Limited pursuant to which the Company may borrow up to HKD 6.0 million (approximately $0.8 million) for working capital purposes. On June 24, 2021, this banking facilities was increased to HKD 7.0 million (approximately $0.9 million). As of June 30, 2026 and December 31, 2025, the credit facility had a current balance of HKD 5.5 million (approximately $0.7 million) and HKD 5.0 million (approximately $0.6 million). The credit facility bears interest at 5.5% and it is personally guaranteed by Mr. Wynn Hui and Mr. Bong Lau (both major shareholders and directors of the Company). The credit facility does not have an expiration date and is collateralized by a property owned by Kambo Security Products Limited, a related party.

●	On April 23, 2025, the Company obtained banking facilities from Dongguan Rural Commercial Bank aggregating up to RMB 5.0 million (approximately $0.7 million) for working capital purposes. The facilities have a term from April 23, 2025 to April 22, 2028, bear interest at 3%, and are personally guaranteed by Mr. Wynn Hui, Mr. Bong Lau, and Mr. Bun Lau, who are the Company’s major shareholders and directors. As of June 30, 2026, the Company had drawn down a total of $0.7 million under these facilities.

Cash Flows

The following summarizes the key components of our cash flows for the six months ended June 30, 2026 and 2025:

Operating Activities

Net cash used in operating activities was $852,468 for the six months ended June 30, 2026 and was mainly attributable to (i) the net loss of $1,628,285, (ii) an increase in accounts receivable of $35,554, (iii) an increase in inventory of $91,683, (iv) an increase in other receivables of $51,555, (v) a decrease in advance from customers of $32,617, (vi) an increase in prepayments of $6,352; and being offset by (i) an increase in accounts payable of $120,333, (ii) a decrease in deposits of $147, (iii) an increase in other payables and accruals of $677,989, (iv) an increase in taxes payable of $3,291, and (v) non-cash item of $191,818 of depreciation and amortization.

Net cash used in operating activities was $1,739,617 for the six months ended June 30, 2025 and was mainly attributable to (i) the net loss of $5,330,267, (ii) an increase in accounts receivable of $44,671, (iii) an increase in inventory of $21,176, (iv) a decrease in account payable of $222,276, (v) a decrease in other payables and accruals of $100,830 and (vi) a decrease in taxes payable of $14,656; and being offset by (i) a decrease in prepayments of $166,673, (ii) a decrease in deposits of $764, (iii) a decrease in other receivables of $71,164, (iv) an increase in advance from customers of $28,068, and (v) non-cash item of $394,042 of depreciation and amortization and $3,333,548 of shares issued for equity compensation plan.

Investing Activities

Net cash provided by investing activities was $290 for the six months ended June 30, 2026. The change was primarily attributable to proceed from disposal of property and equipment.

Net cash used by investing activities was $20,439 for the six months ended June 30, 2025. The change was primarily attributable to additions to property and equipment.

Financing Activities

Net cash provided by financing activities was $378,885 for the six months ended June 30, 2026 and was primarily attributable to (i) proceeds of $351,535 from proceeds from shareholders’ loan, and (ii) proceeds of $749,976 of bank borrowings, and (iii) repayment of $722,626 of bank borrowings.

Net cash provided by financing activities was $1,272,969 for the six months ended June 30, 2025 and was primarily attributable to (i) proceeds of $422,000 from ordinary shares issued in equity financing, and (ii) net proceeds of $850,969 of bank borrowings.

Capital Expenditures

We had capital expenditures of nil and $20,439 for the six months ended June 30, 2026 and 2025, respectively. Our capital expenditures were mainly for the purchases of production equipment. We intend to fund our future capital expenditures with lease and other financings. We will continue to make capital expenditures as appropriate to support the growth of our business.

Forward-Looking Statements

This report contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in U.S., Hong Kong and China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this report. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	June 30, 2026	December 31, 2025
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$174,788	$645,939
Accounts receivable	270,696	235,142
Inventories	5,526,330	5,393,626
Prepayments	406,671	395,291
Other receivables	232,710	150,117
Total current assets	6,611,195	6,820,115

NON-CURRENT ASSETS
Deposits	19,555	19,702
Property and equipment, net	1,206,373	1,381,442
Right-of-use assets, net	395,208	261,115
Total non-current assets	1,621,136	1,662,259

Total assets	$8,232,331	$8,482,374

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank borrowings - current	$1,492,960	$1,418,831
Amount due to shareholders	569,952	218,416
Accounts payable	591,933	504,466
Advance from customers	—	32,617
Other payables and accruals	1,610,131	1,026,892
Taxes payable	7,614	5,222
Operating lease liabilities - current	222,581	250,591
Total current liabilities	4,495,171	3,457,035

NON-CURRENT LIABILITIES
Bank borrowings	111,415	158,193
Operating lease liabilities	172,627	10,524
Total non-current liabilities	284,042	168,717

Total liabilities	4,779,213	3,625,752

COMMITMENTS AND CONTINGENCIES	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value; 450,000,000 shares authorized; 2,076,974 and 2,076,974 shares issued and outstanding as of June 30, 2026 and December 31, 2025	2,077	2,077
Preferred shares, 50,000,000 shares authorized:
Preferred shares, Series A, $0.001 par value, 200,000 shares authorized, 200,000 and 200,000 issued and outstanding as of June 30, 2026 and December 31, 2025	200	200
Preferred shares, Series B, $0.001 par value, 1,000,000 shares authorized, 1,000,000 and 1,000,000 issued and outstanding as of June 30, 2026 and December 31, 2025	1,000	1,000
Additional paid-in capital	35,247,273	35,247,273
Warrants	16,769	16,769
Accumulated deficit	(31,809,420)	(30,181,135)
Accumulated other comprehensive loss	(4,781)	(229,562)
Total shareholders’ equity	3,453,118	4,856,622

Total liabilities and shareholders’ equity	$8,232,331	$8,482,374

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Six Months Ended June 30,
	2026	2025
	USD	USD
	(Unaudited)	(Unaudited)
REVENUES	$2,357,967	$2,305,265
COST OF GOODS SOLD	(2,166,357)	(1,853,878)
COST OF GOODS SOLD - IDLE CAPACITY	(18,652)	(205,349)
GROSS PROFIT	172,958	246,038

SELLING AND MARKETING EXPENSES	(36,986)	(186,784)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,654,854)	(5,424,955)
FINANCE COSTS	(29,896)	(23,283)

LOSS FROM OPERATIONS	(1,548,778)	(5,388,984)

OTHER INCOME (EXPENSES)
Interest income	12	6,369
Foreign exchange (loss) gain	(82,444)	149
Other income	16,395	63,947
Total other (loss) income, net	(66,037)	70,465

LOSS BEFORE PROVISION FOR INCOME TAXES	(1,614,815)	(5,318,519)

PROVISION FOR INCOME TAXES	(13,470)	(11,748)

NET LOSS	$(1,628,285)	$(5,330,267)

COMPREHENSIVE LOSS
Net loss	$(1,628,285)	$(5,330,267)
Foreign currency translation adjustments	224,781	16,565

COMPREHENSIVE LOSS	$(1,403,504)	$(5,313,702)

Weighted average number of ordinary shares outstanding*
Basic and diluted	2,076,974	1,996,731

Loss per share – basic and diluted *	$(0.78)	$(2.67)

*The share information is presented on a retrospective basis to reflect share consolidation. Unless otherwise noted, all share and per share data set forth in this report have been retroactively adjusted to reflect the share consolidation.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2026

	Ordinary shares		Preferred shares		Additional			Accumulated Other
	Number of Shares *	Par Value	Number of Shares *	Par Value	Paid-in Capital	Warrants	Accumulated Deficit	Comprehensive Gain (Loss)	Total
		USD		USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2025	2,076,974	$2,077	1,200,000	$1,200	$35,247,273	$16,769	$(30,181,135)	$(229,562)	$4,856,622

Net loss	-	-	-	-	-	-	(1,628,285)	-	(1,628,285)
Foreign currency translation adjustment	-	-	-	-	-	-	-	224,781	224,781
BALANCE, June 30, 2026	2,076,974	$2,077	1,200,000	$1,200	$35,247,273	$16,769	$(31,809,420)	$(4,781)	$3,453,118

For the Six Months Ended June 30, 2025

	Ordinary shares		Preferred shares		Additional		Accumulated Other
	Number of Shares*	Par Value	Number of Shares	Par Value	Paid-in Capital	Accumulated (Deficit)	Comprehensive (Loss)	Total
		USD		USD	USD	USD	USD	USD
BALANCE, December 31, 2024 *	1,806,000	$1,806	-	$-	$23,804,550	$(10,833,696)	$(334,594)	$12,638,066

Shares issued for equity compensation plan	167,500	168	-	-	1,390,083	-	-	1,390,251
Preferred shares issued	-	-	200,000	200	1,943,097	-	-	1,943,297
Shares issued on financing	103,448	103	-	-	421,897	-	-	422,000
Net loss	-	-	-	-	-	(5,330,267)	-	(5,330,267)
Foreign currency translation adjustment	-	-	-	-	-	-	16,565	16,565

BALANCE, June 30, 2025 *	2,076,948	$2,077	200,000	$200	$27,559,627	$(16,163,963)	$(318,029)	$11,079,912

*The share information is presented on a retrospective basis to reflect share consolidation. Unless otherwise noted, all share and per share data set forth in this report have been retroactively adjusted to reflect the share consolidation.

INTELLIGENT LIVING APPLICATION GROUP INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2026	2025
	USD	USD
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,628,285)	$(5,330,267)
Adjustments to reconcile net loss to net cash (used in) operating activities:
Depreciation and amortization	191,818	394,042
Shares issued for equity compensation plan	—	3,333,548
Change in operating assets and liabilities
Accounts receivable	(35,554)	(44,671)
Inventories	(91,683)	(21,176)
Prepayments	(6,352)	166,673
Deposits	147	764
Other receivables	(51,555)	71,164
Accounts payable	120,333	(222,276)
Advance from customers	(32,617)	28,068
Other payables and accruals	677,989	(100,830)
Taxes payable	3,291	(14,656)
Net cash used in operating activities	(852,468)	(1,739,617)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceed from disposal of property and equipment	290	—
Purchase of property and equipment	—	(20,439)
Net cash provided by (used in) investing activities	290	(20,439)

CASH FLOWS FROM FINANCING ACTIVITIES:
Ordinary shares issued on financing	—	422,000
Proceeds from shareholders’ loan	351,535	—
Proceeds from bank borrowings	749,976	850,969
Repayments of bank borrowings	(722,626)	—
Net cash provided by financing activities	378,885	1,272,969

EFFECT OF EXCHANGE RATE ON CASH	2,142	145

NET DECREASE IN CASH	(471,151)	(486,942)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	645,939	1,280,911

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$174,788	$793,969

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$29,512	$17,257
Cash paid for income taxes	$8,188	$54,608

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Intelligent Living Application Group Inc.

Date: November 13, 2026	By:	/s/ Bong Lau
	Name:	Bong Lau
	Title:	Chief Executive Officer